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                             December 8, 2021

       John Hilburn Davis, IV
       President and Chief Executive Officer
       Digital Brands Group, Inc.
       1400 Lavaca Street
       Austin, TX 78701

                                                        Re: Digital Brands
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 1,
2021
                                                            File No. 333-261451

       Dear Mr. Davis:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 1, 2021

       INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, page 101

   1. It appears that you are ineligible to incorporate by reference because you have not yet filed an annual report
required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently
completed fiscal year. See General Instruction VII.C to Form S-1 regarding eligibility
to use incorporation by reference. In this regard, please revise to include all of the
disclosure required by Form S-1, and remove your disclosure
                                                        incorporating by
reference to certain of your filings.
 John Hilburn Davis, IV
FirstName  LastNameJohn
Digital Brands  Group, Inc.Hilburn Davis, IV
Comapany8,
December   NameDigital
              2021       Brands Group, Inc.
December
Page 2     8, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jennie Beysolow at 202-551-8108 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Thomas Poletti